EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and among

PLAYTEX PRODUCTS, INC.,

PLAYTEX MANUFACTURING, INC.,

PERSONAL CARE GROUP, INC.,

CENUCO, INC.,

LANDER CO., INC.

and

LANDER INTANGIBLES CORPORATION

___________________________

Dated as of November 16, 2005

___________________________

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SCHEDULES

Schedule 1.1(a)	-	Brand Tangible Property
Schedule 1.1(c)	-	Brand Permits
Schedule 1.1(d)	-	Brand Contracts
Schedule 1.1(h)(i)	-	Issued Brand Intellectual Property
Schedule 1.1(h)(iv)	-	Brand Intellectual Property Related Rights
Schedule 1.1(h)(v)	-	Brand-Specific Telephone Numbers
Schedule 1.2(m)	-	Other Excluded Assets
Schedule 3.3	-	Governmental Authorization
Schedule 3.4	-	Sellers Non-Contravention
Schedule 3.5	-	Financial Statements
Schedule 3.5(A)	-	Chubs Financial Information
Schedule 3.6	-	Absence of Certain Changes
Schedule 3.7	-	Litigation
Schedule 3.10	-	Permitted Liens
Schedule 3.11(a)	-	Compliance with Laws
Schedule 3.11(c)	-	Scientific Data Files
Schedule 3.12	-	Intellectual Property
Schedule 3.13	-	Environmental Matters
Schedule 3.14	-	Contracts
Schedule 3.15	-	Product Liability Claims
Schedule 3.16(i)	-	Suppliers and Customers
Schedule 3.16(ii)	-	Suppliers and Customers
Schedule 3.17	-	Customer Accommodations
Schedule 3.18	-	Operation of the Brands
Schedule 3.19	-	Insurance
Schedule 4.4	-	Buyer Non-Contravention
Schedule 4.6(i)	-	Buyer Annual Financials
Schedule 4.6(ii)	-	Buyer Interim Financials
Schedule 4.7	-	Absence of Certain Changes
Schedule 4.8(i)	-	Litigation
Schedule 4.8(ii)	-	Contingent Obligations
Schedule 4.10	-	Buyer Permitted Liens
Schedule 4.11	-	Compliance with Laws
Schedule 4.14	-	Environmental Matters
Schedule 4.15	-	Insurance
Schedule 4.17	-	SEC Filings
Schedule 10.1	-	Knowledge

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EXHIBITS

Exhibit A	-	Chubs Excluded Countries
Exhibit B	-	Current Brand Inventory Matters
Exhibit C	-	Form of Assignment and Assumption Agreement
Exhibit D	-	Form of Transition Agreement
Exhibit E	-	Form of Trademark Assignment
Exhibit F	-	Form of Patent Assignment
Exhibit G	-	Form of Patent License

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of November 16, 2005, is made by and among Playtex Products, Inc., a Delaware corporation (“Seller A”), Playtex Manufacturing, Inc., a Delaware corporation (“Seller B”), Personal Care Group, Inc., a Delaware corporation (“Seller C” and together with Seller A and Seller B, the “Sellers”), Cenuco, Inc., a Delaware corporation (the “Buyer Guarantor”), Lander Co., Inc., a Delaware corporation (“Lander”) and Lander Intangibles Corporation, a Delaware corporation (the “Buyer” and together with the Buyer Guarantor and Lander, the “Buyer Parties”).

RECITALS

WHEREAS, the Sellers manufacture, market and sell (i) Ogilvie at-home permanents and other related products under the Ogilvie brand, (ii) Baby Magic baby and infant lotions and toiletries and wipes, (iii) Mr. Bubble bath, (iv) Binaca breath freshener and other related products under the Binaca brand, (v) Dentax toothbrushes and other related products under the Dentax brand and Tek toothbrushes and other related products under the Tek brand, (vi) deodorant, anti-perspirant and other related products under the Tussy brand, (vii) Dorothy Grey lotions and other related products under the Dorothy Grey brand, (viii) Better Off depilatory products and (ix) Chubs wipes (the products in clauses (i) through (ix) above being referred to collectively as, the “Brands”), it being understood that except as expressly provided for herein, the Brands shall not include any portion of the suncare business conducted by any Seller or any business related to Chubs wipes conducted in those countries listed on Exhibit A attached hereto (the “Chubs Excluded Countries”);

WHEREAS, the Buyer and Lander desire to acquire from the Sellers certain of the assets related to the Brands other than the Excluded Assets (as defined in Section 1.2) (as described in more detail in Section 1.1, the “Brand Assets”), and the Sellers desire to sell the Brand Assets to the Buyer and Lander, all upon the terms and subject to the conditions of this Agreement; and

WHEREAS, capitalized terms used, and not otherwise defined, in this Agreement shall have the meanings assigned to such terms in Section 10.1(a).

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties agree as follows:

ARTICLE I

TRANSFER OF ASSETS AND LIABILITIES

Section 1.1         Sale and Purchase of the Brand Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers shall sell, convey, assign, deliver and transfer (i) to the Buyer, all of the Brand Intellectual Property and (ii) to Lander, all of the remaining Brand Assets (excluding the Brand Intellectual

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Property), and the Buyer and Lander shall buy and take possession of, all of the Sellers’ right, title and interest in and to all of the Brand Intellectual Property and the remaining Brand Assets, respectively, free of all Liens except Seller Permitted Liens. The Brand Assets shall mean all of the Sellers’ right, title and interest in and to the following (in each case, other than any Excluded Assets); provided, however, that notwithstanding anything to the contrary herein, except as expressly provided herein, the Brand Assets shall not include any of the assets related to the suncare business conducted by any Seller or any business related to Chubs wipes conducted in the Chubs Excluded Countries:

(a)          Machinery, Equipment and Other Personal Property. All machinery, equipment and other tangible property used primarily by the Brands (excluding any of the foregoing used or held for use by the Sellers in connection with its wipes business) and listed on Schedule 1.1(a), which includes certain machinery, equipment and other property owned by any of the Sellers relating to the Brand Assets but located on the premises of one or more suppliers to the Sellers, as listed on Schedule 1.1(a) (collectively, the “Brand Tangible Property”);

(b)          Inventory. All inventory (including products, labels, packaging, bottles and bottle caps), work-in-process, components, finished goods and similar items and raw materials, wherever located, used primarily by the Brands (other than such inventory that is valued at $0 pursuant to Section 2.2) (collectively, the “Brand Inventory”);

(c)          Permits. All governmental permits, licenses and authorizations held by the Sellers primarily relating to the Brands and listed on Schedule 1.1(c), to the extent the same may be transferred to the Buyer (collectively, the “Brand Permits”);

(d)          Contracts. All Contracts of the Sellers listed on Schedule 1.1(d) (other than Contracts noted therein with an asterisk indicating that such Contracts shall not be assigned by the Sellers to the Buyer) to the extent assignable or as provided in Section 5.4(c) and to the extent exclusively relating to the Brands (collectively, the “Assigned Contracts”);

(e)          Orders. All commitments and orders (subject to the terms and conditions of such commitments and orders) for the purchase of goods from the Sellers for the Brands that have not been shipped as of the Closing Date (collectively, the “Purchase Orders”) (a chart detailing open Purchase Orders by Brand shall have been delivered to the Buyer prior to the Closing);

(f)           Promotional Materials. All product literature, advertising materials, creative materials, studies, reports, surveys and promotional materials that are primarily used in or primarily related to the Brands (collectively, the “Marketing and Sales Information”) and the Scientific Data Files;

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(g)          Customer Lists. All lists of customers who purchased Brands during the two year period ended December 25, 2004 and the five month period ended June 2, 2005 (including customers submitting any open purchase orders);

(h)          Intellectual Property. (i) Excepting “Baby Magic” and “Chubs” as provided in subsection (iii), all issued patents, patent applications, registered trademarks, trademark applications, domain names, registered copyrights and copyright applications primarily relating to the Brands and listed on Schedule 1.1(h)(i), (ii) all unregistered copyrights, trade names, trademarks, Trade Secrets, data (including docket data in electronic form, to the extent reasonably available) used by the Sellers and the Sellers’ counsel to track ownership and maintenance of the Sellers’ trademarks and service marks for the Brands and other proprietary information primarily relating to the Brands, (iii) all registered trademarks, applications and unregistered trademarks and patents for Baby Magic and Chubs (except with respect to Chubs in the Chubs Excluded Countries), excluding however (A) any patents, formulations, and other intellectual property (other than the “Baby Magic” trademark) associated with or otherwise utilized in or in connection with Baby Magic suncare products and (B) any patents for wipes not specifically and exclusively pertaining to Baby Magic or Chubs wipes and (C) subject to the license to the Sellers provided for in Section 10.2(c), (iv) all permits, grants and licenses or other rights running to or from any of the Sellers relating to any of the foregoing and listed on Schedule 1.1(h)(iv), to the extent the same may be transferred to the Buyer, and (v) the Brand-specific telephone numbers listed on Schedule 1.1(h)(v) and (vi) all goodwill relating to the foregoing (the items in clauses (i), (ii), (iii), (iv), (v) and (vi) above (other than those items listed for purpose of exclusion) being referred to collectively as the “Brand Intellectual Property”); and

(i)           Books and Records. All books, files and records of the Sellers (including all computer diskettes, CD-ROMs, tapes and other media-storing devices) primarily relating to the Brands; provided, however, to the extent any of such books, files or records also relate to any business of the Sellers (other than in connection with the Brands), copies (but not originals) of such books, files and records primarily relating to the Brands shall be included in the Brand Assets.

Section 1.2        Excluded Assets. Notwithstanding any other provision of this Agreement, the Sellers shall not sell, convey, assign, deliver or transfer to the Buyer or Lander, and the Buyer and Lander shall not purchase or take possession from the Sellers, and the Brand Assets shall not include, any asset of the Sellers not specifically described in Section 1.1, including, without limitation, any of the following assets, whether or not used in, or relating to, the Brands (the foregoing being referred to collectively as the “Excluded Assets”):

(a)          Cash and Cash Equivalents and Bank Accounts. All cash and cash equivalents on hand, in any of the Sellers’ accounts, as well as the bank accounts and other depositary accounts relating to the Brands;

(b)          Accounts Receivable. All accounts receivable and other rights to payment from any Person, including, without limitation, all trade accounts

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receivable representing amounts receivable in respect of goods shipped or services related to the Brands rendered to customers of any of the Sellers as of the close of the last day of operation of the Brands prior to the Closing Date, and all other accounts or notes receivable of any of the Sellers, and the benefit of all security for such accounts, rights to payment or notes, and any claim, remedy or other right related to any of the foregoing (collectively, the “Retained Accounts Receivable”);

(c)          Excluded Real Property. The land and leaseholds, and other estates in the real property currently used in connection with the Brands and all appurtenances thereto and all easements, privileges, rights-of-way and other rights pertaining to or accruing to the benefit of such real property and buildings, warehouses, and fixtures and improvements thereon;

(d)          Excluded Corporate Records. (i) All corporate seals, corporate minute books, stock ledgers and other corporate books and records of the Sellers, (ii) all books and records of the Sellers relating to Taxes imposed with respect to the Brands and the Brand Assets, and (iii) all original books and records that would otherwise constitute Brand Assets but for the fact that a Seller is required to retain such original books and records pursuant to Requirements of Law (in which case copies of such books and records shall be included in the Brand Assets);

(e)          Excluded Intellectual Property. (i) All software (both source code and object code), (ii) all trademark, copyright, patent and domain name registrations, issuances and applications not listed on Schedule 1.1(h)(i), (iii) all unregistered copyrights, databases, Trade Secrets, trademarks, trade names and any and all other proprietary information not primarily relating to the Brands and (iv) all permits, grants and licenses or other rights relating to any of the foregoing not listed on Schedule 1.1(h)(iv) (collectively, the “Excluded Intellectual Property”); for the avoidance of doubt, (w) all rights in the “Playtex” name and mark (subject to Section 10.2(b)), (x) any patents, formulations and other intellectual property (other than the “Baby Magic” trademark), associated with or otherwise utilized in or in connection with Baby Magic suncare, (y) any patents for wipes not specifically and exclusively pertaining to Baby Magic or Chubs wipes, and (z) all intellectual property relating to Chubs wipes in the Chubs Excluded Countries;

(f)           Supplier Payments. All settlement payments received or expected by any of the Sellers for claims by any of the Sellers against any of their suppliers to the extent arising prior to the Closing Date and, subject to Section 5.13, rebate payments arising under rebate programs with suppliers to the extent earned prior to the Closing Date;

(g)          Retained Liabilities; Claims Against Third Parties. Any property, right or asset relating to a Retained Liability, including, without limitation, rights against third parties;

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(h)          Claims for Taxes. Any and all claims of the Sellers for refunds, carrybacks, carryforwards and credits relative to Taxes paid or attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date;

(i)           Insurance. All of the Sellers’ insurance plans and policies and all rights and claims thereunder;

(j)           Excluded Documents. All books, records, files and documents (including computer diskettes, CD-ROMs, tapes and other media storing devices) relating to an Excluded Asset or a Retained Liability;

(k)          Excluded Inventory. All existing inventory used primarily by the Brands that is valued at $0 pursuant to Section 2.2 (the “Excluded Inventory”);

(l)           Chubs Excluded Assets. Any property right or asset relating to the manufacture, marketing or sale of Chubs wipes in the Chubs Excluded Countries; and

(m)         Other Excluded Assets. Those assets of the Sellers listed on Schedule 1.2(m).

Section 1.3	Retained Liabilities.

Except for executory obligations arising under the Assigned Contracts following the Closing Date not resulting from or relating to any breach, default, act or omission by any Seller on or prior to the Closing Date, the Sellers shall retain, and pay and perform when due, and the Buyer and Lander shall in no event assume, nor shall they be liable for, any obligations or liabilities of any Seller (such obligations and liabilities, the “Retained Liabilities”). For avoidance of doubt, the Retained Liabilities shall include, without limitation, the following:

(a)	any indebtedness of the Sellers;

(b)          all liabilities or obligations for Taxes of the Sellers with respect to the Brand Assets for any period, or any portion of any period, ending on or prior to the Closing Date, except for Taxes for which the Buyer is liable under Section 5.6 and except as set forth in Section 5.13;

(c)          all obligations or liabilities relating to or arising out of the Excluded Assets;

(d)          all liabilities and obligations of the Sellers (whether express or implied, fixed or contingent, known or unknown) existing or arising out of acts or omissions occurring prior to the Closing, including any liabilities or obligations arising at any time (before or after the Closing) to make payments under (i) Paragraph 3 (with respect to shortfalls in product purchases or capital recovery payments), (ii) Paragraph 5 (with respect to purchases of inventory) and (iii) Paragraph 19 (with respect to certain

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inventory costs) of the Baby Magic Supply Agreement, dated September 1, 2000, between Seller B and CCL Custom Manufacturing, Inc. (the “CCL Agreement”);

(e)          all liabilities and obligations of the Sellers under Environmental Laws or for violation of any Requirement of Law; and

(f)           any product liability relating to products under the Brands bearing a date code dated on or prior to the Closing Date.

Notwithstanding any provision herein, the parties agree that any returns by customers of any Brand product occurring on or after the Closing Date (regardless of when such products were sold) shall relate exclusively to the operation of the Brands after the Closing Date for all purposes of this Agreement.

ARTICLE II

PURCHASE PRICE

Section 2.1         Purchase Price. As consideration for the Brand Assets and the covenants and agreements of the Sellers made herein, the Buyer shall, at the Closing, pay the sum of Fifty-Seven Million Dollars ($57,000,000) (the “Purchase Price”) payable in immediately available funds to the account or accounts as directed in writing by the Sellers prior to the Closing. The Purchase Price shall be subject to adjustment in the manner set forth in Section 2.2.

Section 2.2	Purchase Price Adjustment.

(a)          For purposes of this Agreement, the term “Inventory Value” shall mean the aggregate value of the Current Brand Inventory determined in accordance with this Section 2.2 and Exhibit B.

(b)          On the Closing Date, or as soon thereafter as practicable, the parties shall jointly conduct a physical count of the Current Brand Inventory as of the Closing Date to be performed jointly by appropriate accounting personnel in accordance with Exhibit B (the “Calculations”). Each party shall make work papers used or produced in its Calculation available to the other party on request.

(c)          Following the completion of the Calculations, if the Sellers and the Buyer are unable to resolve any differences arising as a result of their respective Calculations after ten (10) days, they or either of them shall submit a statement of all unresolved differences together with copies of each party’s Calculations to PricewaterhouseCoopers (the “Accountants”) for a binding and nonappealable determination to be rendered within thirty (30) days after such submission. All fees of the Accountants incurred in this capacity shall be billed to and shared equally by the Sellers, on the one hand, and the Buyer Parties, on the other hand.

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(d)          If, upon completion of the Calculations and resolution of any differences between the parties arising therefrom, the Calculations show that the Inventory Value is less than Seven Million Two Hundred Thousand Dollars ($7,200,000), the Purchase Price will be reduced dollar for dollar to the extent of such difference, and if in the event the Calculations show that the Inventory Value is greater than Nine Million Two Hundred Thousand Dollars ($9,200,000), the Purchase Price will be increased dollar for dollar to the extent of such excess.

(e)          If the Purchase Price is adjusted, the portion of the Purchase Price due shall be made to Lander or the Sellers, as the case may be, within ten (10) days after the amount of the payment due is determined. Such payment shall be accompanied by interest from the Closing Date calculated at 5% per annum.

Section 2.3        Tax Allocations. The Purchase Price shall be allocated among the Brand Assets and the covenants set forth in Section 5.13 in the manner to be determined by the Buyer Parties and approved by the Sellers (such approval not to be unreasonably withheld, conditioned or delayed). The Sellers and the Buyer Parties agree to use the allocations determined pursuant to this Section 2.3 for all tax purposes, including without limitation, those matters subject to Section 1060 of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”), unless otherwise required pursuant to a change in law or final determination in appropriate proceedings.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers represents and warrants to the Buyer Parties as follows:

Section 3.1         Corporate Existence and Power. Each of the Sellers is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, lease and operate its properties, the Brands and the Brand Assets owned, leased and operated by such Seller substantially as now conducted by such Seller, except where the failure to do so would not have, individually or in the aggregate, a Brand Material Adverse Effect. For purposes of this Agreement, the term “Brand Material Adverse Effect” means any event, change, occurrence, circumstance or development which has had or, to the Knowledge of the Sellers, would have a material adverse effect on the condition (financial or otherwise) of the Brands or the Brand Assets, or the results of operations of the Brands, taken as a whole, or that materially adversely affects the ability of the Sellers to consummate the transactions contemplated by this Agreement and the other Transaction Documents or materially impairs or delays the Sellers’ ability to perform their obligations hereunder and thereunder; provided, however, that a Brand Material Adverse Effect shall not include any event, change, occurrence, circumstance or development resulting from: (a) any changes that generally affect the industries in which the Brands operate; (b) any changes in general economic, financial, political, market or regulatory conditions; (c) an outbreak or escalation of war, armed hostilities, acts of

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terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response or reaction to any of the foregoing, in each case, whether occurring within or outside the United States; (d) any changes or effects, including any disruption of customer, supplier or other similar relationships, arising out of, or attributable to, the public announcement or pendency of this Agreement or the transactions contemplated by this Agreement; or (e) any changes arising out of, or attributable to, a breach of this Agreement by any Buyer Party. Each of the Sellers is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it in connection with the Brands or the nature of the activities of the Brands makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a Brand Material Adverse Effect.

Section 3.2         Corporate Authorization. Each of the Sellers has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents to be executed and delivered by the Sellers and the consummation by the Sellers of the transactions contemplated hereunder and thereunder have been duly and validly authorized by all necessary corporate action on the part of the Sellers. This Agreement has been and the other Transaction Documents have been or will be, as applicable, duly executed and delivered by the Sellers and, assuming the due authorization, execution and delivery hereof by the Buyer Parties, constitute, or will constitute, as applicable, legal, valid and binding agreements of the Sellers.

Section 3.3        Governmental Authorization. The execution, delivery and performance by the Sellers of this Agreement and the other Transaction Documents and the consummation by the Sellers of the transactions contemplated hereby and thereby do not require any consent, approval, compliance, exemption, authorization or permit of or other action by, or filing with, any Governmental Authority, other than such requirements which have already been completed or as set forth in Schedule 3.3, filings and approvals which are not required prior to the consummation of the transactions contemplated by this Agreement (all of which are listed on Schedule 3.3) or where the failure of any such consent, approval, compliance, exemption, authorization or permit to be obtained, action to be taken or filing to be made would not have, individually or in the aggregate, a Brand Material Adverse Effect.

Section 3.4         Non-Contravention. The execution, delivery and performance by the Sellers of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws or equivalent organizational documents of any of the Sellers, or equivalent organizational documents of any of their Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with or result in a violation or breach of any provision of any Requirement of Law or Order binding upon or applicable to any of the Sellers, (c) require any consent or

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other action by any Person under, constitute a default under or give rise to a right of termination, cancellation, change of any right or obligation, acceleration of any right or obligation or loss of any benefit or material adverse modification of the effect (including an increase in the price paid by, or cost to, any of the Sellers) of, under any provision of any Contract, agreement or other instrument to which any of the Sellers is a party or that is binding upon any of the Sellers, which in each case, is included in the Brand Assets, or any license, franchise, permit or other similar authorization held by any of the Sellers and included in the Brand Assets, or (d) violate, conflict with or result in any breach, default or contravention of (with due notice or lapse of time or both), or the creation or imposition of any lien, claim, encumbrance, preference, right or security interest (collectively, “Liens”) (other than Seller Permitted Liens) on any asset of any of the Sellers included in the Brand Assets, except with respect to clauses (b), (c) and (d) above, as set forth in Schedule 3.4 or that would not have, individually or in the aggregate, a Brand Material Adverse Effect.

Section 3.5        Brand Financial Statements. The unaudited statements of income of each of the Brands other than Chubs for the fiscal years ended December 2003 and 2004 and each month of the current fiscal year through September 2005 are included as Schedule 3.5 (collectively the “Brand Financial Statements”). The Brand Financial Statements and the historical financial information relating to Chubs contained in Schedule 3.5(A) are true and correct in all material respects and were prepared from the books and records of Seller A consistent with Seller A’s internal accounting practices. The Brand Financial Statements fairly present the product contribution of the Brands to the operating income of the Sellers for the dates and periods indicated. All financial information relating to sales, cost of goods sold, inventories and variable operating costs associated with the Brands contained in the Brand Financial Statements has been prepared in accordance with GAAP applied consistently with Seller A’s prior practices, and such information is true and correct in all material respects.

Section 3.6        Absence of Certain Changes. Except as disclosed in Schedule 3.6 or as contemplated by this Agreement, since December 25, 2004, the Sellers have operated the Brands, in all material respects, in the ordinary course consistent with past practices, and there has not been, individually or in the aggregate, a Brand Material Adverse Effect.

Section 3.7        Litigation. Except as disclosed in Schedule 3.7, there is no action, suit, counterclaim, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the Sellers’ Knowledge, threatened against the Brands that would have, individually or in the aggregate, a Brand Material Adverse Effect, nor is there any Order of any court or arbitrator or any Governmental Authority outstanding against or relating to the Brands that would have, individually or in the aggregate, a Brand Material Adverse Effect.

Section 3.8        Taxes. Except to the extent that failure to do so would not have a Brand Material Adverse Effect, each of the Sellers has timely filed all Tax Returns and reports relating solely to the Brands required to be filed by it, the due date for which (including any extensions with respect thereto) occurred prior to the Closing Date, and

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has paid all Taxes as shown to be owed on such returns and reports. There are no Liens for Taxes upon the Brand Assets, except for statutory Liens for current Taxes not yet due. As used in this Agreement, “Taxes” shall include all federal, state, local and foreign income, property, sales, excise and other taxes, customs duties, tariffs or governmental charges of any nature whatsoever.

Section 3.9         Finders and Investment Bankers. Except for JP Morgan Securities, Inc., whose fees will be paid by the Sellers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Sellers who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

Section 3.10      Title to Properties; Leases. Each of the Sellers has good and marketable title to, or in the case of leased property and assets, valid leasehold interests in, all of its tangible personal properties and assets used or held for use by the Brands and comprising part of the Brand Assets, and such properties and assets are free and clear of any Liens, except (i) Liens for Taxes not yet due and payable or being contested in good faith, (ii) Liens set forth on Schedule 3.10, or (iii) Liens to be released as of the Closing Date (the items in clauses (i), (ii) and (iii) above being referred to collectively as, the “Seller Permitted Liens”). All inventory of the Brands having a value of at least Seven Million Two Hundred Thousand Dollars ($7,200,000), as determined in accordance with Section 2.2, is of a quality and quantity usable and salable in the ordinary course of business, except to the extent of any inventory reserve reflected on the books and records of the Brands, and meets applicable manufacturing specifications and is free of defects in workmanship and materials. To the Knowledge of the Sellers, the quantities of each item of inventory are reasonable in the present circumstances of the Brands in the ordinary course of business of the Sellers.

Section 3.11	Compliance with Laws; Government Approvals.

(a)          The Sellers are in compliance with any Requirement of Law, Order, permit, license or other governmental authorization or approval applicable to the Brands or by which any of their respective properties, assets or operations of the Brands are bound or affected, except for failures to comply or violations that would not have, individually or in the aggregate, a Brand Material Adverse Effect. To the Sellers’ Knowledge, except as set forth on Schedule 3.11(a), since January 1, 2000 the Sellers, in the manufacture and sale of the Brands, have not violated any applicable Requirement of Law, Order, permit, license or other governmental authorization or approval, except for violations which, individually or in the aggregate, would not have a Brand Material Adverse Effect.

(b)          The Sellers hold all Orders and all consents, permits, licenses, variances, exemptions and approvals from Governmental Authorities that are material to the operation of the Brands, including, without limitation, the Brand Permits. The Sellers are in compliance with the terms of such consents, permits, licenses, variances, exemptions, orders and approvals, except where the failure to so comply would not have, individually or in the aggregate, a Brand Material Adverse Effect.

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(c)          The Sellers have delivered to the Buyer copies of the Scientific Data Files referred to on Schedule 3.11(c). To the Knowledge of the Sellers, the information contained in the Scientific Data Files (i) is complete in all material respects and (ii) accurately represents the results of all consumer testing, clinical trials and the like performed by or on behalf of the Sellers with respect to the Brands.

Section 3.12      Intellectual Property. Schedule 3.12(i) sets forth all registrations and issuances of, and applications for, patents, trademarks, service marks and copyrights owned by any of the Sellers and included in the Brand Assets (the “Registered Intellectual Property”). With respect to the United States patents, patent applications, trademark registrations and trademark applications listed in Schedule 3.12(i), the Sellers have good and marketable title to them. With respect to the patents, patent applications, trademark registrations and trademark applications listed in Schedule 3.12(i) and registered or applied for in jurisdictions other than the United States, to the Sellers’ Knowledge, (i) the Sellers have good and marketable title to them and (ii) the sales data provided by the Sellers to the Buyer Parties and listed on Schedule 3.12(iv) are true and accurate, in each case except as would not be reasonably expected to have a Brand Material Adverse Effect. The Sellers own, or are licensed or otherwise possess the right to use the Registered Intellectual Property and the Trade Secrets, technology, computer software programs or applications and all other intangible proprietary information or material required for the conduct of the Brands as currently conducted, except as would not individually or in the aggregate have a Brand Material Adverse Effect (collectively, the “Brand Intellectual Property Rights”). All licenses primarily relating to the Brand Intellectual Property are listed on Schedule 3.12(i). Except as set forth in Schedule 3.12(ii), the rights of the Sellers to the Brand Intellectual Property Rights are free and clear of all Liens, except for Seller Permitted Liens. (A) No action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of the Sellers, threatened in writing, which challenges the validity, legality, enforceability, use or ownership of the Brand Intellectual Property, and (B) during the period of ownership by the Sellers of the Brand Intellectual Property, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand has been instituted involving the Brand Intellectual Property, in each case of clauses (A) and (B) above, that has had or is reasonably likely to have a Brand Material Adverse Effect. To the Sellers’ Knowledge, the use of the Brand Intellectual Property Rights by the Sellers does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any patent, trademark, service mark, computer program, copyright, Trade Secret or any other intellectual property right or proprietary right of any other Person except as are not individually or in the aggregate reasonably likely to have a Brand Material Adverse Effect. To the Sellers’ Knowledge, no Person is infringing upon the Brand Intellectual Property. Except as set forth in Schedule 3.12(iii), none of the Sellers or their Affiliates has received written notice of any claim or allegation that any of the Sellers or their Affiliates, in conducting the Brands, is infringing upon any copyrights, patents, trademarks, service marks, trade names, computer programs, Trade Secrets or any other intellectual property rights or proprietary rights of any other Person.

Section 3.13	Environmental Matters.

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(a)      Except as disclosed on Schedule 3.13:

(i)           The Sellers have complied with and are in compliance with all Environmental Laws applicable to the Brands, except for such instances of noncompliance that would not have, individually or in the aggregate, a Brand Material Adverse Effect;

(ii)          The Sellers hold and have held all Brand Permits required pursuant to Environmental Laws in connection with the Brands and are and have been in compliance with such Brand Permits, except for the failure to hold such Brand Permits and such instances of noncompliance that would not have, individually or in the aggregate, a Brand Material Adverse Effect; and

(iii)        There is no action, suit, claim, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the Sellers’ Knowledge threatened against the Brands pursuant to Environmental Laws that would have, individually or in the aggregate, a Brand Material Adverse Effect.

(b)          This Section 3.13 is the only representation made by the Sellers with respect to Environmental Matters.

Section 3.14      Contracts. The Sellers have delivered to the Buyer Parties current and complete copies of the documents constituting all Contracts (all of which are listed on Schedule 1.1(d)), including written summaries on Schedule 1.1(d) of any oral Contracts. Except for the Contracts, there are no material contracts or agreements relating to the Brands or the Brand Assets. Each Contract is a valid and binding obligation of a Seller and is in full force and effect. The Sellers have performed all material obligations required to be performed by them under the Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach or default of any payment obligation thereunder or in breach or default in any other material respect thereunder. To the Sellers’ Knowledge, no other party to such Contracts is in material default thereunder. All required third party consents to the assignment of the Contracts to the Buyer or Lander, as applicable, are listed on Schedule 3.14.

Section 3.15      Product Liability Claims. Except for product liability claims set forth on Schedule 3.15, there have been no payments for claims exceeding $5,000 per claim or any aggregate claims per Brand exceeding $100,000 per year since January 1, 2000, and there are no product liability claims (whether or not covered by the Sellers’ insurance) pending, or to the Sellers’ Knowledge, threatened, relating to any Brand in excess of such amounts. There have been no product recalls arising out of sales of the Brands in the past three (3) years and, to the Knowledge of the Sellers, no product recall is threatened or reasonably likely to occur.

Section 3.16      Suppliers and Customers. Schedule 3.16(i) lists the 10 largest (in terms of dollar amount) suppliers and the 10 largest (in terms of dollar amount) customers of each of the Brands other than Chubs, in each case, for the year ended on December 31, 2004 and the nine (9) months ended September 30, 2005. Except

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as set forth on Schedule 3.16(ii), to the Sellers’ Knowledge: (i) no Person listed on Schedule 3.16(i) within the last twelve (12) months has cancelled or threatened to cancel or otherwise terminate, or to the Sellers’ Knowledge, intends to cancel or otherwise terminate, the relationship of such Person with respect to the Brands and (ii) no such Person has during the last twelve (12) months decreased materially or threatened to decrease materially its purchases or sales, or has informed the Sellers of its intention to modify materially its relationship with respect to the Brands or to decrease or limit materially its services or supplies to the Brands or its usage or purchase of the services or products of the Brands.

Section 3.17      Customer Accommodations. Other than programs conducted in the ordinary course of business, there are no material special programs with customers for the Brands (including off invoice allowances, co-op advertising allowances, advertising commitments, coupons and account specific programs) except as listed on Schedule 3.17. All expenses for all material customer accommodations (including all items enumerated on Schedule 3.17) have been accounted for in the Brand Financial Statements in a manner consistent with the Sellers’ internal accounting practices.

Section 3.18      Operation of the Brands. Except as set forth on Schedule 3.18, since December 25, 2004, the Sellers, with respect to the Brands, have not: (a) waived any material right under any material Contract or other agreement of the type required to be set forth on any Schedule; (b) materially changed any of their business policies or practices, including, without limitation, advertising, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies; (c) terminated or failed to renew, or received, to the Sellers’ Knowledge, any threat (that was not subsequently withdrawn) to terminate or fail to renew, any material Contract; (d) made any material capital expenditures (or series of related capital expenditures) outside the ordinary course of business; or (e) granted any license or sublicense of any rights under or with respect to any Brand Intellectual Property outside the ordinary course of business.

Section 3.19      Insurance. Each of the Sellers is covered by insurance in scope and amount customary and reasonable for the operation of the Brands. Schedule 3.19 lists the product liability and advertising liability coverage in effect for the Sellers (the “Policies”). A copy of the Policies has been delivered to the Buyer.

Section 3.20      Accuracy of Statements. The representations and warranties of the Sellers contained in this Agreement, taken together and as modified by the Schedules, do not contain any untrue statement of a material fact and do not omit to state a material fact that would make the representations and warranties untrue in a material respect.

Section 3.21      No Other Representations. Except as specifically set forth in this Article III, the Sellers have not made, and the Buyer Parties agree they have not relied upon, any other representations or warranties, whether expressed or implied.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE BUYER PARTIES

Each of the Buyer Parties represents and warrants to the Sellers as follows:

Section 4.1         Corporate Existence and Power. Each of the Buyer Parties is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as now conducted, except where the failure to do so would not have, individually or in the aggregate, a Buyer Material Adverse Effect. For purposes of this Agreement, the term “Buyer Material Adverse Effect” means any event, change, occurrence, circumstance or development which has had or, to the Knowledge of the Buyer Parties, would have a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Buyer Parties and their Subsidiaries, taken as a whole, or that materially adversely affects the ability of the Buyer Parties to consummate the transactions contemplated by this Agreement and the other Transaction Documents or materially impairs or delays the Buyer Parties’ ability to perform its obligations hereunder and thereunder; provided, however, that a Buyer Material Adverse Effect shall not include any event, change, occurrence, circumstance or development resulting from: (a) any changes that generally affect the industries in which the Buyer Parties operate; (b) any changes in general economic, financial, political, market or regulatory conditions; (c) an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response or reaction to any of the foregoing, in each case, whether occurring within or outside the United States; (d) any changes or effects, including any disruption of customer, supplier or other similar relationships arising out of, or attributable to, the public announcement or pendency of this Agreement or the transactions contemplated by this Agreement; or (e) any changes arising out of, or attributable to, a breach of this Agreement by the Sellers.

Section 4.2         Corporate Authorization. Each of the Buyer Parties has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereunder and thereunder. The board of directors of each of the Buyer Parties has approved this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and no further corporate or stockholder action is required on the part of the Buyer Parties in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents to be executed and delivered by the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated hereunder and thereunder have been duly and validly authorized by all necessary corporate action on the part of the Buyer Parties. This Agreement has been and the other Transaction Documents have been, or will be, as

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applicable, duly executed and delivered by the Buyer Parties and, assuming the due authorization, execution and delivery hereof by the Sellers, constitute, or will constitute, as applicable, legal, valid and binding agreements of the Buyer Parties.

Section 4.3        Governmental Authorization. The execution, delivery and performance by the Buyer Parties of this Agreement and the other Transaction Documents and the consummation by the Buyer Parties of the transactions contemplated hereby and thereby do not require any consent, approval, compliance, exemption, authorization or permit of or other action by, or filing with, any Governmental Authority, other than such requirements which have already been completed, filings and approvals which are not required prior to the consummation of the transactions contemplated by this Agreement and the other Transaction Documents or where the failure of any such consent, approval, compliance, exemption, authorization or permit to be obtained, action to be taken or filing to be made would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.4         Non-Contravention. The execution, delivery and performance by the Buyer Parties of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Buyer Parties, or equivalent organizational documents of any of their Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or result in a violation or breach of any provision of any Requirement of Law or Order binding upon or applicable to the Buyer Parties, or (c) require any consent or other action by any Person under, constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation or to the loss of any benefit or material adverse modification of the effect (including an increase in the price paid by, or cost to, the Buyer Parties) of, or under any provision of any agreement or other instrument to which any Buyer Party is a party or that is binding upon any Buyer Party or any license, franchise, permit or other similar authorization held by any Buyer Party or (d) violate, conflict with or result in any breach, default or contravention of (with due notice or lapse of time or both), or the creation or imposition of any Liens (other than the Buyer Permitted Liens) on any asset of any Buyer Party, except with respect to clauses (b), (c) and (d) above, as set forth in Schedule 4.4 or that would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.5         Financing. The Buyer Parties have sufficient funds to pay the Purchase Price and any adjustments subsequent thereto, in full in cash at the Closing and all other amounts payable by the Buyer Parties at the Closing under this Agreement and the other Transaction Documents, together with all fees and expenses of the Buyer Parties associated with the transactions contemplated hereby and thereby. The Buyer Parties have fully paid any and all commitment fees or other fees required by their debt and equity financing agreements (the “Financing Documents”) (or any fee letters or similar agreements entered into in connection therewith) to be paid as of the Closing Date.

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Section 4.6         Financial Condition. The Buyer has delivered to the Sellers true and correct copies of (i) the audited combined financial statements of Hermes Acquisition Company I LLC and its Subsidiaries and Hermes Real Estate I LLC for the fiscal year ended February 29, 2004 and the audited consolidated financial statements of the Buyer Guarantor and its Subsidiaries for the fiscal year ended February 28, 2005, as Schedule 4.6(i) (the “Buyer Annual Financials”) and (ii) the unaudited consolidated financial statements of the Buyer Guarantor and its Subsidiaries as of August 27, 2005 as Schedule 4.6(ii) (the “Buyer Interim Financials”). The Buyer Annual Financials and the Buyer Interim Financials have been prepared in accordance with GAAP and present fairly in all material respects the combined or consolidated financial condition (as applicable) of the applicable entities, as the case may be, as of the dates thereof, and the combined or consolidated results of operations (as applicable) of the applicable entities for the period then ended.

Section 4.7        Absence of Certain Changes. Except as disclosed in Schedule 4.7, since December 31, 2004, each of the Buyer Parties has operated its business, in all material respects, in the ordinary course consistent with past practices, and there has not been a Buyer Material Adverse Effect.

Section 4.8        Litigation. Except as disclosed in Schedule 4.8(i), no litigation (including derivative actions), arbitration proceeding or governmental investigation or proceeding is pending or, any Buyer Party’s Knowledge, threatened against any Buyer Party or any of their Subsidiaries which, if adversely determined, would reasonably be expected to have a Buyer Material Adverse Effect. As of the Closing Date, other than any liability incident to such litigation or proceedings, neither the Buyer Guarantor nor any of its Subsidiaries has any material Contingent Obligations not listed on Schedule 4.8(ii).

Section 4.9        Taxes. Except to the extent that failure to do so would not have a Buyer Material Adverse Effect, the Buyer Parties have timely filed all Tax Returns and reports required to be filed by them and has paid all Taxes as shown to be owed on such returns and reports.

Section 4.10      Title to Properties; Leases. Each of the Buyer Parties and its Subsidiaries has good and marketable title to, or in the case of leased property and assets, valid leasehold interests in, all of its tangible personal properties and assets used or held for use in the conduct of its business, and such properties and assets are free and clear of any Liens, except (i) Liens for Taxes not yet due and payable or being contested in good faith, (ii) Liens set forth on Schedule 4.10, or (iii) Liens arising in connection with the Financing Documents (the items in clauses (i), (ii) and (iii) above being referred to collectively as, the “Buyer Permitted Liens”).

Section 4.11	Compliance with Laws; Government Approvals.

(a)          Each of the Buyer Parties is in compliance with any Requirement of Law, Order, permit, license or other governmental authorization or approval applicable to its business or by which any of its properties, assets or operations

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of its business are bound or affected, except for failures to comply or violations that would not have, individually or in the aggregate, a Buyer Material Adverse Effect. To the Buyer Parties’ Knowledge, except as set forth on Schedule 4.11, since June 13, 2003 each of the Buyer Parties, in the operation of its business, has not violated any applicable Requirement of Law, Order, permit, license or other governmental authorization or approval, except for violations which, individually or in the aggregate, would not have a Buyer Material Adverse Effect.

(b)          Each of the Buyer Parties holds all Orders and all consents, permits, licenses, variances, exemptions and approvals from Governmental Authorities that are material to the operation of its business. Each of the Buyer Parties is in compliance with the terms of such consents, permits, licenses, variances, exemptions, orders and approvals, except where the failure to so comply would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.12	[Intentionally Omitted]

Section 4.13      Solvency. On and as of the Closing Date, and after giving effect to the transactions contemplated hereby and by the other Transaction Documents and the Financing Documents, the Buyer Guarantor and its Subsidiaries, taken as a whole, will be Solvent.

Section 4.14	Environmental Matters.
(a)	Except as disclosed on Schedule 4.14:

(i)           Each of the Buyer Parties has complied with and is in compliance with all Environmental Laws applicable to its business, except for such instances of noncompliance that would not have, individually or in the aggregate, a Buyer Material Adverse Effect;

(ii)          Each of the Buyer Parties holds and has held all permits required pursuant to Environmental Laws in connection with its business and is and has been in compliance with such permits, except for the failure to hold such permits and such instances of noncompliance that would not have, individually or in the aggregate, a Buyer Material Adverse Effect; and

(iii)        There is no action, suit, claim, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to each Buyer Party’s Knowledge threatened against it pursuant to Environmental Laws that would have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b)          This Section 4.14 is the only representation made by the Buyer Parties with respect to Environmental Matters.

Section 4.15      Insurance. Each of the Buyer Parties is covered by insurance in scope and amount customary and reasonable for the conduct of its business.

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Schedule 4.15 lists the product liability and advertising liability coverage in effect for each Buyer Party. A copy of the current product liability and advertising liability insurance policy of each Buyer Party has been delivered to the Sellers.

Section 4.16      Accuracy of Statements. The representations and warranties of the Buyer Parties contained in this Agreement, taken together and as modified by the Schedules, do not contain any untrue statement of a material fact and do not omit to state a material fact that would make the representations and warranties untrue in a material respect.

Section 4.17      Securities and Exchange Commission Filings. Except as specified in Schedule 4.17, the Buyer Guarantor has filed all forms, reports, schedules, statements and other documents (including all exhibits, annexes, supplements and amendments to such documents) required to be filed by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”), since May 20, 2005 (such documents shall be referred to herein as, the “SEC Reports”). The SEC Reports, including any financial statements or schedules included or incorporated therein by reference, at the time they were filed, (i) except as specified in Schedule 4.17, complied in all material respects with the requirements of the Exchange Act or the Securities Act or both, as the case may be, applicable to those SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements made in those SEC Reports, in the light of the circumstances under which they were made, not misleading.

Section 4.18      Finders and Investment Bankers. Except for the Hermes Group LLC and the Stanford Group Company, whose fees will be paid by the Buyer Parties, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any Buyer Party or any of their Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

Section 4.19      No Other Representations. Except as specifically set forth in this Article IV, the Buyer Parties have not made, and the Sellers agree that they have not relied upon, any other representations or warranties, whether expressed or implied.

Section 4.20      Buyer Reliance. The Buyer Parties acknowledge that they and their representatives have been permitted reasonable access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Sellers that they and their representatives have desired or requested to see or review, and that they and their representatives have had a reasonable opportunity to meet with the officers and employees of the Sellers to discuss the Brand Assets. The Buyer Parties acknowledge that none of the Sellers or any other person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Brand Assets furnished or made available to the Buyer Parties and their representatives, except as expressly set forth in this Agreement, and none of the Sellers or any other Person (including any officer,

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director, trustee or stockholder of any Seller) shall have or be subject to any liability to the Buyer Parties or any other person resulting from the Buyer Parties’ use of any information, documents or material made available to the Buyer Parties in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby or thereby. The Buyer Parties acknowledge that, upon the Closing, the Buyer and Lander shall acquire the Brand Assets without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted or expressly agreed to in this Agreement; provided, however, that nothing in this Section 4.20 is intended to limit or modify the representations and warranties contained in Article 3. The Buyer Parties acknowledge that, except for the representations and warranties contained in Article 3, neither the Sellers nor any other Person has made, and the Buyer Parties have not relied on any other express or implied representation or warranty by or on behalf of the Sellers and that neither the Sellers nor any other Person, directly or indirectly, has made, and the Buyer Parties have not relied on, any representation or warranty regarding the pro forma financial information, financial projections, budgets, projections, estimates, and/or other forward-looking statements of the Sellers, and the Buyer Parties will make no claim with respect thereto.

ARTICLE V

COVENANTS

Section 5.1	[Intentionally Omitted].
Section 5.2	Access to Information; Confidentiality.

(a)          Each of the Buyer Parties acknowledges that the Sellers have given the Buyer Parties, its directors, officers, employees, accountants, consultants, legal counsel, investment bankers, agents and other representatives, and its financing sources (its “Representatives”) (i) reasonable access to the offices, properties, books and records of the Sellers relating to the Brand Assets and (ii) a reasonable opportunity to discuss the Brands with their officers, employees, customers and suppliers. Each of the Buyer Parties and the Sellers further acknowledges that no investigation pursuant to this Section 5.2 shall affect any representation or warranty given by the Sellers to the Buyer Parties hereunder. All nonpublic information provided to, or obtained by, the Buyer Parties in connection with the transactions contemplated hereby shall be “Evaluation Material” for purposes of the Confidentiality Agreement, dated June 4, 2004 (the “Confidentiality Agreement”), between J.P. Morgan Securities Inc., as agent for Seller A, and The Hermes Group. Notwithstanding any provision of this Agreement, none of the Sellers shall be required to provide any information, which it reasonably believes it may not provide to the Buyer Parties by reason of any Requirement of Law, which constitutes information protected by attorney/client privilege, or which a Seller is required to keep confidential by reason of any Contract or understanding with third parties entered into prior to the date of this Agreement. The Sellers will, however, promptly notify the Buyer

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Parties of the general nature of any information withheld from the Buyer Parties under the provisions of the preceding sentence.

(b)          Each of the Buyer Parties acknowledges and agrees that all confidential information received from or on behalf of the Sellers or any of the Sellers’ Subsidiaries or Representatives in connection with the transactions contemplated by this Agreement and the other Transaction Documents shall be deemed received pursuant to the Confidentiality Agreement, and each of the Buyer Parties shall, and shall cause its Affiliates and Representatives to, comply with the provisions of the Confidentiality Agreement with respect to such information, and the provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein.

Section 5.3         Publicity. The initial press release or releases with respect to the transactions contemplated by this Agreement and the other Transaction Documents shall be in the form agreed to by the Buyer Parties and the Sellers. The Buyer Parties and the Sellers will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby and, except as may be required by Requirements of Law or any listing agreement with the New York Stock Exchange or the American Stock Exchange, will not issue any such press release or make any such public statement prior to such consultation. The parties acknowledge that, if required by law, Seller A and the Buyer Guarantor will each file with the SEC a Current Report on Form 8-K, reporting such event and including a copy of this Agreement (excluding the Disclosure Schedule) as an exhibit thereto.

Section 5.4         Further Assurances; Filings; Reasonable Best Efforts; Non-Assignable Assets; Retained Accounts Receivable.

(a)          From time to time following the Closing, at the request of any of the Sellers or the Buyer Parties and without further consideration, the Buyer Parties or the Sellers, as the case may be, shall cause their applicable Affiliates to, execute and deliver such further documents, perform such further acts, and fully cooperate with each other, as may be reasonably necessary in order to effectively transfer and convey the Brand Assets (including, without limitation, the Brand Intellectual Property) to the Buyer and Lander, as applicable, on the terms herein contained, and to otherwise comply with the terms of this Agreement and the other Transaction Documents.

(b)          Each of the parties shall, as promptly as practicable after the Closing Date, make all filings required to be made by it under any Requirement of Law relating to the transactions contemplated by this Agreement and shall cooperate with the other parties with respect to such filings. Without limiting the generality of the foregoing, the Sellers shall (and, to the extent applicable, shall cause their Affiliates to) (i) make available to the Buyer Guarantor and the Buyer Guarantor’s independent auditor, such financial data relating to the Brands and the Brand Assets as they may have prepared prior to the Closing in the ordinary course of business as the Buyer Guarantor

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may request, to the extent reasonably related to the Buyer Guarantor’s compliance with a Requirement of Law, and (ii) authorize the Sellers’ independent auditor to make available to the Buyer Guarantor or the Buyer Guarantor’s independent auditor, any audit workpapers, allocations, calculations or other information that the Buyer Guarantor may reasonably request in connection therewith. Notwithstanding the foregoing (or any other provision herein), (x) the Sellers shall not be required to make available or provide any financial information or data that is not in existence or readily accessible by the Sellers substantially in the form requested by the Buyer Guarantor, it being understood that the Sellers do not maintain complete financial information relating to the Brands on a stand-alone basis, and (y) the Sellers shall not be required to incur any material cost, expense, liability or obligations in connection with such matters. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under Requirements of Law or otherwise relating to the transactions contemplated by this Agreement and the other Transaction Documents, (B) obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or Orders required to be obtained or made by the Buyer Parties or the Sellers or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (C) make all necessary filings, and thereafter make any other submissions either required or reasonably deemed appropriate by each of the parties, with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby required under Requirements of Law. Neither the Buyer Parties nor the Sellers shall take any action that will have the effect of delaying, impairing or impeding any required regulatory approval, and each of the parties agrees to use its reasonable best efforts to secure such approvals as promptly as possible. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing.

(c)          Nothing in this Agreement or any other Transaction Documents shall be construed as an attempt, obligation or agreement to assign any Brand Asset, including any license, certificate, approval, authorization, agreement, Contract, lease, permit or other right included in the Brand Assets, which by its terms or by Requirement of Law is nonassignable without the consent of a third party unless and until such consent shall be given (“Nonassignable Assets”). To the extent permitted by Requirements of Law, in the event consents to the assignment thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing Date, by the Sellers in trust for the Buyer and Lander, as applicable, and the covenants and obligations thereunder shall be performed by the Buyer and Lander, as applicable, in the Sellers’ name and all benefits and obligations existing thereunder shall be for the Buyer’s or Lander’s account, as applicable. The Sellers shall take or cause to be taken such action in their respective names or otherwise (provided any expenses incurred therewith shall be borne equally by the Sellers, on the one hand, and the Buyer or Lander, as applicable, on the other hand) as the Buyer may reasonably request so as to provide the Buyer or

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Lander, as applicable, with the benefits of the Nonassignable Assets and to effect collection of money or other consideration to become due and payable under the Nonassignable Assets, and the Sellers shall promptly pay over to the Buyer or Lander, as applicable, all money or other consideration received by any of them in respect of all Nonassignable Assets. As of and from the Closing Date, the Sellers authorize the Buyer and Lander, as applicable, to the extent permitted by Requirements of Law and the terms of the Nonassignable Assets, at the Buyer’s or Lander’s expense, as applicable, to perform all the obligations and receive all the benefits of the Sellers under the Nonassignable Assets and irrevocably appoint the Buyer and Lander, as applicable, their attorney-in-fact to act in their names and on their behalf with respect thereto. The Sellers confirm that such power of attorney is coupled with an interest.

(d)          The parties hereby agree to use their commercially reasonable efforts to resolve any claims made by third parties with respect to the Retained Accounts Receivable or trade payables relating to the Brands. Lander further agrees to cooperate with the Sellers and, at the request of any of the Sellers and at the Sellers’ expense, take such actions as are commercially reasonable to assist the Sellers in the timely collection of any Retained Accounts Receivable, as further set forth in the Transition Agreement.

Section 5.5        Books and Records. Each of the parties (a “Records Holder”) agrees that it shall preserve and keep all books and records in respect of the Brands in its possession and relating to periods prior to the Closing for a period of at least five (5) years from the Closing Date. In the event a Records Holder wishes to destroy or otherwise dispose of such records at any time after such five (5) year period, the Records Holder shall provide to the Sellers or the Buyer Parties, as the case may be (the “Requesting Party”), thirty (30) days advance written notice of such proposed destruction or disposal. If a Requesting Party desires to obtain any such books or records, it may do so by notifying the Records Holder in writing at any time prior to the scheduled date for such destruction or disposal. The parties shall then promptly arrange for the delivery of such documents. All out-of-pocket costs associated with the delivery of the requested documents shall be paid by the Requesting Party. The rights granted under this Section 5.5 shall be subject to any limitations that are required to preserve any applicable privilege or to maintain confidentiality.

Section 5.6         Sales, Use and Transfer Taxes and Fees. The Buyer Parties, on the one hand, and the Sellers, on the other hand, will each pay one half of all sales, use, value added, transfer, stamp, registration, documentary, excise real property transfer or gains or similar Taxes and all United States and foreign patent and trademark office recording, transfer and similar fees, if any including reasonable post-Closing fees of outside legal counsel incurred in the preparation and recordation of necessary trademark assignment documentation, due and payable upon or resulting from the sale or disposition of the Brand Assets under this Agreement.

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Section 5.7        Bulk Sales Compliance. The Buyer Parties and the Sellers shall waive compliance with the provisions of the applicable statutes relating to bulk transfers or bulk sales.

Section 5.8        Diversion. The Buyer Parties shall, and shall cause their Subsidiaries and successors in interest to, comply with Section 7.9 of the Asset Sale Agreement between Colgate-Palmolive Company and Seller A, dated as of May 14, 1999, as amended, as if the Buyer Parties were deemed to be the “BUYER” under such section of such agreement.

Section 5.9        Assignment Agreements. In order to effectuate the sale, conveyance, assignment, transfer and delivery of the Brand Assets, the parties, at Closing, will enter into one or more Assignment and Assumption Agreements substantially in the form of Exhibit C (the “Assignment Agreements”) and such other instruments, documents or agreements as are reasonably necessary to evidence such sale, conveyance, assignment, transfer and delivery.

Section 5.10      Transition Agreement. The Sellers and Lander, at Closing, will enter into the Transition Services Agreement substantially in the form of Exhibit D (the “Transition Agreement”), setting forth the agreements of the parties regarding (i) the administrative and general corporate services to be provided by the Sellers to Lander for a specified period of time after the Closing in respect of the ongoing operation of the Brands, (ii) transitional matters relating to the operation of the Brands to aid in an orderly transition of the Brands and Brand Assets and to minimize disruptions with customers and suppliers, and (iii) Lander’s obligation to cooperate with the Sellers in connection with the Sellers’ collection of Retained Accounts Receivable.

Section 5.11	Indemnification.

(a)          Subject to the limitations set forth in subsection (d) below, the Sellers, jointly and severally, agree to indemnify and hold harmless each of the Buyer Parties (and its directors, officers, managers, members, employees, successors and assigns, referred to collectively herein as the “Buyer Indemnified Parties”) from and against any Losses arising out of or relating to: (i) any Retained Liabilities (a “Retention Claim”); (ii) any breach by any Seller of any representation, warranty, covenant or agreement of such Seller pursuant to this Agreement; (iii) any failure to comply with any applicable bulk sale or bulk transfer laws or similar legal requirements, and any claims against the Buyer Parties by any creditor of any Seller or its Affiliates; (iv) the Sellers’ ownership or use of the Brand Assets or the Brands on or before the Closing Date; and (v) the enforcement of indemnification rights under this Section 5.11.

(b)          Subject to the limitations set forth in subsection (e) below, each of the Buyer Parties jointly and severally agrees to indemnify and hold harmless the Sellers (and their respective directors, officers, managers, members, employees, successors and assigns, referred to collectively herein as the “Seller Indemnified Parties”, and together with the Buyer Indemnified Parties, the “Indemnitees”) from and against any Losses arising out of or relating to: (i) the Buyer Parties’ ownership or use of the Brand

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Assets or the Brands from and after the Closing Date; (ii) any breach by the Buyer Parties of any representation, warranty, covenant or agreement of the Buyer Parties pursuant to this Agreement; and (iii) the enforcement of indemnification rights under this Section 5.11.

(c)          Unless otherwise required by Requirements of Law, the parties acknowledge and agree that any indemnification payments made by the Sellers to the Buyer Parties pursuant to this Section 5.11 shall constitute adjustments to the Purchase Price for all Tax purposes, and no party shall take any position inconsistent with such characterization.

(d)          The Sellers will have no liability to the Buyer Parties (or to any Buyer Indemnified Party) under Section 5.11(a)(ii) with respect to claims of breach of representations and warranties set forth in Article III of this Agreement until the aggregate amount of all Losses relating to breaches of such representations and warranties (such Losses to be determined without regard to any materiality or “Brand Material Adverse Effect” qualifications relating to such representations and warranties) exceed Six Hundred Thousand Dollars ($600,000) (the “Basket”), and once such Basket amount has been reached, the Sellers shall be responsible for all Losses in excess of the Basket; provided that the aggregate liability of the Sellers to indemnify the Buyer Parties (or any Buyer Indemnified Party) for all claims made under this Section 5.11 shall be limited to the Purchase Price (the “Cap”) and no indemnification pursuant to such provisions shall be payable by the Sellers thereafter; provided further, that no Basket or Cap will be applicable, and there will be first dollar indemnity, for (x) Losses arising as a result of a breach of Sections 3.2, 3.8, 3.9 and 3.10 of this Agreement, (y) Losses arising out of or relating to clauses (i), (iv) and (v) of Section 5.11(a) or (z) in the event of fraud or an intentional breach by a Seller of this Agreement.

(e)          The Buyer Parties will have no liability to the Sellers (or to any Seller Indemnified Party) under Section 5.11(b)(ii) with respect to claims of breach of representations and warranties set forth in Article IV of this Agreement until the aggregate amount of all Losses relating to breaches of such representations and warranties (such Losses to be determined without regard to any materiality or “Buyer Material Adverse Effect” qualifications relating to such representations and warranties) exceed the Basket, and once such Basket amount has been reached, the Buyer Parties shall be responsible for all Losses in excess of the Basket; provided that the aggregate liability of the Buyer Parties to indemnify the Sellers (or any Seller Indemnified Party) for all claims made under this Section 5.11 shall not exceed the Cap; and provided further, that the Basket and Cap will not apply with respect to, and there will be first dollar indemnity, for (x) Losses arising as a result of a breach of Sections 4.2 and 4.18 of this Agreement, (y) Losses arising out of or relating to clauses (i) and (iii) of Section 5.11(b) or (z) an event of fraud or an intentional breach by the Buyer Parties of this Agreement.

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(f)           For purposes of this Section 5.11, to the extent any fact or circumstance constitutes a breach of representation or warranty by a Seller and a Retained Liability, such fact or circumstance shall be deemed to be a Retained Liability.

Section 5.12	Indemnification Procedures.

(a)          Promptly after discovery or receipt by any Indemnitee of notice of any demand, claim or circumstance which would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”) that may result in Losses, the Indemnitee shall give written notice thereof (the “Claims Notice”) to the Person or Persons obligated to provide indemnification pursuant to Section 5.11 (collectively, the “Indemnifying Party”). The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Losses that have been or may be suffered by the Indemnitee. The Indemnitee shall thereupon give the Indemnifying Party reasonable access to the books, records and assets of the Indemnitee which evidence or support such Claims Notice and any act, omission or occurrence giving rise to such claim and the right, upon prior notice during normal business hours, to interview any appropriate personnel of the Indemnitee related thereto. Not more than thirty (30) days following receipt of the Claims Notice, the Indemnified Party shall give written notice to the Indemnitee that it either (i) accepts liability for the matter set forth in the Claims Notice, and the amount thereof, or (ii) disputes such liability and/or the amount thereof, and the specific grounds for such dispute. Failure of the Indemnitee to give the notice provided in the preceding sentence within the time period there provided shall have the same effect as notice under clause (i) of the preceding sentence. If the Indemnifying Party gives timely notice to the Indemnitee that it disputes liability for the matter set forth in a Claims Notice, and/or the amount thereof, the parties shall endeavor for a period of twenty (20) days following the Indemnitee’s receipt of such notice (the “Reconciliation Period”) to resolve their differences. Thereafter, any party shall be free to institute litigation to resolve such differences.

(b)          The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability for which it has accepted, or is deemed to have accepted, liability pursuant to Section 5.12(a). If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee in writing of its intent to do so. In such event, the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability and may also, at its option, choose to participate in such defense or compromise through counsel of its choosing at its expense. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim over the written objection of the other; provided, however, that (i) consent to settlement or compromise shall not be

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unreasonably withheld or delayed and (ii) the Indemnifying Party may settle claims for monetary damages, only, without the consent of the Indemnitee.

(c)          Notwithstanding any other provision contained herein to the contrary, the failure to notify, or any delay in notifying, the Indemnifying Party of an Asserted Liability will not relieve the Indemnifying Party of any liability that it may have to the Indemnitee, except to the extent the Indemnifying Party’s position is prejudiced as a result of any failure or delay of the Indemnitee in providing any Claims Notice to such Indemnifying Party.

(d)          If any Buyer Party shall become aware of a material Retention Claim, such Buyer Party shall give notice of such Retention Claim to the Sellers, and the Sellers shall promptly pay, perform and discharge the Retained Liabilities that are the subject of such notice.

Section 5.13      Prorations. All personal property Taxes payable by the owner of any of the Brand Assets, and all supplier and other rebates, relating to a time period beginning prior to, and ending after, the Closing shall be prorated as of the Closing, with the amount to be settled and paid by the parties as soon as practicable thereafter. The Sellers’ accrued liability (to the Closing) for any of the above-described Taxes that are due and payable after the Closing shall be payable by the Sellers to the Buyer as an adjustment to the Purchase Price.

Section 5.14      Covenant Not to Compete. Each Seller covenants and agrees that it shall not, and shall cause its Subsidiaries, as they may exist from time to time (the Sellers and such Subsidiaries being referred to collectively as the “Restricted Parties”) not to, for a period of three (3) years from the Closing Date, compete, directly or indirectly, with the Brands or participate, directly or indirectly, in the ownership, management, financing or control of, or act as a consultant or agent to, or furnish services or advice to (all of these being the “Restrictions”), any Person who competes, directly or indirectly, with the Brands in any form anywhere in the Territory. If any Restricted Party shall breach any covenant in this Section, the three (3) year period referred to above shall be extended by a period of time equal to the period of breach. Notwithstanding anything contained herein to the contrary, in no event shall the Restrictions set forth in this Section 5.14 be construed to apply with respect to the Sellers’ right to (i) sell all of their existing Baby Magic suncare inventory for up to one year from the Closing Date, (ii) sell all of their Excluded Inventory for up to one year from the Closing Date and (iii) conduct (by means of any of the Restrictions or otherwise) any of the businesses currently conducted under the Dorothy Grey, Better Off and Tussy trademarks (including without limitation, any and all types of skincare products other than infant lotions and toiletries) and the suncare and wipes businesses currently conducted under the Baby Magic or Chubs trademarks, so long as such businesses do not involve the use of any Brand Intellectual Property or Brand Intellectual Property Rights which have been transferred to the Buyer Parties (for the avoidance of doubt, excluding all Brand Intellectual Property licensed to the Buyer Parties); provided that, in the case of clauses (i) and (ii), the Sellers

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shall only sell any such inventory through alternate channels (such as Big Lots stores) and not through traditional food, drug or mass retailers.

Section 5.15      Confidential Information. At all times after the Closing Date, the Restricted Parties and their directors, officers, employees, accountants, consultants, legal counsel, investment bankers, agents and other representatives (the “Seller Representatives”) shall treat in confidence, and shall not use in any manner, the Financing Documents and all documents, materials and other information (including the Trade Secrets) relating to the Brands and the Brand Assets (“Confidential Information”). Confidential Information shall not be communicated to any third Person (other than the parties’ respective counsel, accountants, financial advisors or consultants who shall also agree to maintain the confidentiality of, and to not use, the Confidential Information). The obligation to treat Confidential Information in confidence shall not apply to any Confidential Information which (i) is or becomes available to any Restricted Party or the Seller Representatives, other than in violation of a confidentiality obligation to the Buyer Parties, from a source other than the Buyer Parties, (ii) is or becomes available to the public other than as a result of disclosure by such Restricted Party or a Seller Representative or (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed.

Section 5.16       [Intentionally Omitted]

Section 5.17       [Intentionally Omitted]

Section 5.18      Insurance Proceeds. At the Closing, all insurance proceeds attributable to the damage, destruction or casualty loss of any of the Brand Assets on or prior to the Closing Date shall be assigned by the Sellers to the Buyer.

Section 5.19      Employees. Following the Closing, Lander shall have the right (but not the obligation) to offer employment to, and to hire, employees of the Sellers involved in the operation of the Brands selected by Lander with the prior approval of the Sellers and on terms and conditions determined by Lander and each such employee.

Section 5.20      Insurance. For a period of one (1) year after the Closing, the Sellers will maintain in effect the Policies or a comparable policy of product liability or discontinued products liability insurance covering the Brands prior to the Closing. Such insurance policy shall have limits of at least $1,000,000 per occurrence and $25,000,000 in the aggregate with no more than a $1,000,000 deductible.

Section 5.21     Formulas, Specifications and Processing Instructions. As soon as practicable after the Closing Date, but in no event later than seven (7) Business Days thereafter, the Sellers shall deliver to the Buyer Parties the Formulas, the Specifications and the Processing Instructions for each of the Brands.

ARTICLE VI

[INTENTIONALLY OMITTED]

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ARTICLE VII

[INTENTIONALLY OMITTED]

ARTICLE VIII

CLOSING

Section 8.1         Closing Date and Place. The closing of the transactions contemplated hereby (the “Closing”) is taking place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, on the date hereof (the “Closing Date”).

Section 8.2        The Sellers’ Closing Obligations. The Sellers have delivered to the Buyer and Lander, as applicable, at Closing: (a) duly executed bills of sale, and other documents or instruments of conveyance, transfer or assignment, together with Lien releases from lenders and similar documents, as are necessary or reasonably appropriate to vest or confirm in the Buyer and Lander, as applicable, all of the Sellers’ right, title and interest in and to all of the Brand Assets, all of which documents shall be in form and substance reasonably satisfactory to counsel for the Buyer; (b) the duly executed agreements and documents referenced as Exhibit C (Assignment Agreements), Exhibit D (Transition Agreement), Exhibit E (Trademark Assignment) and Exhibit F (Patent Assignment); and (c) certified copies of the resolutions of the board of directors of each of the Sellers approving the transactions contemplated by this Agreement and the other Transaction Documents.

Section 8.3        The Buyer Parties’ Closing Obligations. The Buyer Parties have delivered to the Sellers at Closing the Purchase Price, together with: (a) the duly executed agreements and documents referenced as Exhibit C (Assignment Agreements) and Exhibit D (Transition Agreement); and (b) certified copies of the resolutions of the board of directors of each of the Buyer Parties approving the transactions contemplated by this Agreement.

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ARTICLE IX

[INTENTIONALLY OMITTED]

ARTICLE X

MISCELLANEOUS

Section 10.1	Definitions.

(a)          As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Affiliate” means with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

“Business Day” means any day other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

“Contingent Obligation” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the course of collection or other similar transactions in the ordinary course of business), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person’s obligation in respect of any Contingent Obligation shall (subject to any limitation set forth therein) be deemed to be the principal amount of the debt, obligation or other liability supported thereby.

“Contract” means any oral or written license agreement, lease, franchise, contract, agreement, commitment or other binding arrangement (including any amendments, modifications, extensions or replacements thereof) used in and related to the Brands, which, for the avoidance of doubt, excludes all Contracts related to software.

“Current Brand Inventory” means useable and saleable Brand Inventory as of the Closing Date.

“Disclosure Schedule” means, as applicable (a) a written document prepared by the Sellers and delivered to the Buyer Parties on the date of this Agreement containing certain information about the Sellers, the Brands and the Brand Assets, or (b) a written document prepared by the Buyer Parties and delivered to the Sellers on the date of this Agreement containing certain information about the Buyer Parties.

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References in this Agreement to individual “Schedules” shall mean references to individual sections of the applicable Disclosure Schedule.

“Environmental Laws” means, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq., the Resource Conservation and Recovery Act, 42. U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. §  2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. § 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., as any of the above statutes have been or may be amended from time to time, all rules and regulations promulgated pursuant to any of the above statutes, and any other foreign, federal, state or local law, statute, ordinance, rule or regulation governing Environmental Matters, as the same have been or may be amended from time to time, and all applicable judicial and administrative decisions, orders, and decrees relating to Environmental Matters.

“Environmental Matter” means any matter arising out of, relating to, or resulting from pollution or protection of the environment.

“Formulations” means the written current formulations used by the applicable Seller in manufacturing products under the Brands and the prior formulations in the records of the Sellers (to the extent available) for each Brand.

“GAAP” means the generally accepted accounting principles in the United States as defined by controlling pronouncements of the Financial Accounting Standards Board, as from time to time supplemented and amended.

“Governmental Authority” means any domestic, foreign, international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity.

“Knowledge” means (i) with respect to the Sellers, the actual knowledge of the employees of the Sellers listed on Schedule 10.1 following reasonable inquiry in the context of such employees’ day-to-day responsibilities and not specifically for the purpose hereof and (ii) with respect to the Buyer Parties, the actual knowledge of the employees of the Buyer Parties listed on Schedule 10.1 following reasonable inquiry in the context of such employees’ day-to-day responsibilities and not specifically for the purpose hereof.

“Losses” mean any claims, actions, proceedings, losses, liabilities, damages, costs and expenses including, without limitation, reasonable fees and expenses of counsel incurred by the applicable Indemnitees in any claim, action or proceeding.

“Order” means any order, judgment, injunction, award, decree or writ handed down or imposed by any Governmental Authority.

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“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) to such entity.

“Processing Instructions” means the current written processing instructions used by the applicable Seller in processing products under the Brands and the prior written processing instructions in the records of the Sellers (to the extent available) for each Brand.

“Requirement of Law” means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license, franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“Scientific Data Files” means all files, data and information in the Sellers’ possession, in all media, relating to consumer testing, clinical trials and the like (whether or not filed with or reviewed by the Federal Food and Drug Administration, the Federal Trade Commission or any other Governmental Authority) that are or have been used or relied on by the Sellers to support or justify any advertising and label claims with respect to the safety, efficacy or other characteristics of any of the Brands.

“Solvent” means, as to any Person at any date of determination, that (a) the fair saleable value of its assets (measured on a going concern basis) is greater than the amount of its liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(32)(A) of the Federal Bankruptcy Reform Act of 1978 (11 U.S.C. §101, et seq.), as amended and in effect from time to time and the regulations issued from time to time thereunder and, in the alternative, for purposes of the Uniform Fraudulent Transfer Act, (b) the present fair saleable value of its assets is not less than the amount that will be required to pay the probable liability on its debts as they become absolute and matured, (c) it is able to realize upon its assets and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business, (d) it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and (e) it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital. The amount of disputed, contingent and unliquidated liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specifications” means the current written raw materials, manufacturing, packaging, labeling and quality assurance specifications used by the applicable Seller in producing products under the Brands and the prior raw materials, manufacturing,

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packaging, labeling and quality assurance specifications in the records of the Sellers (to the extent available) for each Brand.

“Subsidiary” means, as of the relevant date of determination, with respect to any Person, each entity as to which such Person directly or indirectly owns beneficially or of record or has the power to vote or control, fifty percent (50%) or more of the voting securities of such entity or of any class of equity interests of such entity the holders of which are ordinarily entitled to vote for the election of the members of the board of directors or other persons performing similar functions.

“Tax Returns” means all returns and reports required to be supplied to a tax authority relating to Taxes.

“Territory” means the United States, Canada, Puerto Rico and each other country where the applicable Brands have been marketed during any of the three (3) years ended on the Closing Date, except with respect to Chubs wipes, in the Chubs Excluded Countries.

“Trade Secrets” means the Formulations, the Processing Instructions, the Specifications and any research records, processes, procedures, manufacturing formulae, recipes, databases, technical know-how, confidential business information, designs, plans, inventions (whether patentable and whether reduced to practice), invention disclosures and trade secrets related to each Brand.

“Transaction Documents” means, collectively, this Agreement, the Transition Agreement, the Assignment Agreements and each bill of sale and assignment and transfer document delivered pursuant to this Agreement.

(b)          The following capitalized terms are defined in the following Sections of this Agreement:

Term	Section
Accountants	2.2(c)
Agreement	Preamble
Asserted Liability	5.12(a)
Assigned Contracts	1.1(d)
Assignment Agreements	5.9
Basket	5.11(d)
Brand Assets	Recitals
Brand Intellectual Property	1.1(h)
Brand Intellectual Property Rights	3.12
Brand Inventory	1.1(b)
Brand Material Adverse Effect	3.1
Brand Permits	1.1(c)
Brand Tangible Property	1.1(a)
Brand Financial Statements	3.5(a)

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Term	Section
Brands	Recitals
Buyer	Preamble
Buyer Annual Financials	4.6
Buyer Guarantor	Preamble
Buyer Indemnified Parties	5.11(a)
Buyer Interim Financials	4.6
Buyer Material Adverse Effect	4.1
Buyer Obligations	10.15
Buyer Parties	Preamble
Buyer Permitted Liens	4.10
Calculations	2.2(b)
Cap	5.11(d)
Chubs Excluded Countries	Recitals
Claims Notice	5.12(a)
Closing	8.1
Closing Date	8.1
Code	2.3
Confidential Information	5.15
Confidentiality Agreement	5.2(a)
Exchange Act	4.17
Excluded Assets	1.2
Excluded Inventory	1.2(k)
Excluded Intellectual Property	1.2(e)
Expiration Date	10.9
Financing Documents	4.5
Indemnifying Party	5.12(a)
Indemnitees	5.11(b)
Inventory Value	2.2(a)
Liens	3.4
Marketing and Sales Information	1.1(f)
Nonassignable Assets	5.4(c)
Parent Guaranty	10.15
Policies	3.19
Purchase Orders	1.1(e)
Purchase Price	2.1
Reconciliation Period	5.12(a)
Records Holder	5.5
Registered Intellectual Property	3.12
Representatives	5.2(a)
Requesting Party	5.5
Restricted Parties	5.14
Restrictions	5.14
Retained Accounts Receivable	1.2(b)
Retained Liabilities	1.3

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Term	Section
Retention Claim	5.11(a)
Securities Act	4.17
Seller A	Preamble
Seller B	Preamble
Seller C	Preamble
Seller Guaranty	10.14
Seller Indemnified Parties	5.11(b)
Seller Obligations	10.14
Seller Permitted Liens	3.10
Seller Representatives	5.15
Sellers	Preamble
Taxes	3.8
Transition Agreement	5.10

Section 10.2	Trademarks and Patents.

(a)          Each of the Buyer Parties acknowledges that, from and after the Closing Date, the Sellers shall have the absolute and exclusive proprietary right to all the Excluded Intellectual Property and that none of the rights thereto or goodwill represented thereby or pertaining thereto are being transferred hereby or in connection herewith. The Buyer Parties shall, upon Closing, discontinue the use of any Excluded Intellectual Property, including without limitation the “Playtex” name and mark.

(b)          Notwithstanding the foregoing, the Buyer Parties shall be permitted to sell Brand Assets products marked with trademarks included within the Excluded Intellectual Property only to the extent that (i) such marked products are in the Brand Assets inventory acquired at Closing and (ii) such inventory of each marked product is distributed by the Buyer Parties prior to the distribution of any of the applicable product manufactured by the Buyer Parties.

(c)          The Buyer hereby grants to the Sellers, its Affiliates, successors and assigns, an exclusive, irrevocable, royalty-free, assignable license to use the Baby Magic trademarks and name for suncare products, including without limitation any advertising for such products, solely for the purposes of the Sellers selling off (i) existing inventories (including the packaging of new finished product if raw materials and supplies therefore are on hand or on irrevocable purchase order) of suncare products bearing the Baby Magic name and any Excluded Inventory and (ii) all returns of such products for so long as any returns occur. Nothing herein shall prevent the Buyer from using the Baby Magic trademark or name in connection with the sale of suncare products under its own formulations.

(d)          The Sellers hereby grant to the Buyer, Lander, their Affiliates, successors and assigns, a non-exclusive, irrevocable, royalty-free, worldwide license (in the form attached as Exhibit G) to use those of the Sellers’ currently-issued

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patents that cover the current Baby Magic wipes for use in the Buyer’s production of Baby Magic-branded wipes.

Section 10.3      GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

(a)          THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF. EACH OF THE PARTIES HERETO AGREES THAT ANY LEGAL ACTION BETWEEN THE PARTIES RELATING TO THE PERFORMANCE OF THIS AGREEMENT OR THE INTERPRETATION OR ENFORCEMENT OF THE TERMS HEREOF OR THEREOF, SHALL EXCLUSIVELY BE BROUGHT IN THE STATE OR FEDERAL COURTS OF THE STATE OF NEW YORK, HAVING JURISDICTION OF THE SUBJECT MATTER THEREOF, AND EACH PARTY IRREVOCABLY CONSENTS TO PERSONAL JURISDICTION IN ANY SUCH STATE COURT, WAIVES ANY RIGHT TO OBJECT TO SUCH VENUE OR TO ASSERT THE DEFENSE OF FORUM NON-CONVENIENS, AND AGREES THAT SERVICE OF COMPLAINT OR OTHER PROCESS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH IN SECTION 10.11.

(b)          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.

Section 10.4         Exhibits and Schedules. Each Exhibit and Schedule referred to herein is incorporated into this Agreement. Such Exhibits and Schedules need not be physically attached hereto to be valid and binding if they are appropriately identified on their face.

Section 10.5	Entire Agreement; Construction.

(a)          This Agreement and the other Transaction Documents (including all agreements and other documents contemplated herein and therein) and the Confidentiality Agreement constitute the entire agreement among the parties relating to the subject matter hereof and supersede any prior understandings or agreements, written or oral, that relate to the subject hereof (including any term sheets).

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(b)          This Agreement and the other Transaction Documents may not be assigned without the prior written consent of the other parties hereto; provided, however, that the Buyer Parties may, without the prior written consent of the Sellers and provided they remain liable for their obligations hereunder, assign their rights under this Agreement and the other Transaction Documents to (i) any existing or newly-formed Affiliate or Affiliates of the Buyer Parties, (ii) any successor or successors to one or more of the Brands and (iii) any lender or lenders to, or investor or investors in, the Buyer Parties or any Affiliate or Affiliates as collateral security, in each case without the consent of the Sellers.

(c)          This Agreement and the other Transaction Documents may not be amended except by a writing that specifically references this Agreement and the other Transaction Documents, as applicable, and that is signed by each party to this Agreement and the other Transaction Documents, as applicable, provided that any amendment requiring approval of the stockholders of Seller A or the Buyer Guarantor (as the case may be) under Requirements of Law may not be made without the requisite approval of those stockholders. The parties agree that each of them participated in the preparation and negotiation of this Agreement and the other Transaction Documents and the agreements contemplated hereby and thereby and that none of this Agreement and the other Transaction Documents nor any of the agreements contemplated hereby or thereby shall be construed against any party by virtue of the fact that any party prepared or drafted such agreements. Nothing in this Agreement and the other Transaction Documents, expressed or implied, is intended or shall be construed to confer upon, or create in, any Person other than the parties and their respective successors and permitted assigns and Indemnitees any right, remedy, claim or obligation under or by reason of this Agreement and the other Transaction Documents, as the case may be.

Section 10.6      Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall be deemed to be references to Articles and Sections of, and Exhibits to, this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

Section 10.7      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect

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the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

Section 10.8      Waiver. At any time, the Buyer Parties, on the one hand, and the Sellers, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party or parties, as the case may be, (b) waive any inaccuracies in the representations and warranties of the other party or parties, as the case may be, contained in this Agreement or in any document delivered under this Agreement or (c) subject to Requirements of Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 10.9      Survival. All representations and warranties contained in this Agreement shall survive the Closing for a period of one (1) year, except that the representations and warranties set forth in (i) Section 3.10 and (ii) the second sentence of Section 3.12 relating to the Sellers’ title to the United States patents, patent applications and trademark registrations and trademark applications listed on Schedule 3.12(i) shall survive until the expiration of the applicable statute of limitations (as applicable, the “Expiration Date”). Any representation, warranty or indemnity which is the subject of a claim or dispute asserted in writing (or the subject of a proceeding) on or prior to the applicable Expiration Date shall survive with respect to such claim or dispute until its final, non-appealable resolution.

Section 10.10    Counterparts; Telecopier. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement. Signature pages exchanged by telecopier shall be fully binding.

Section 10.11    Expenses. Except as otherwise provided in this Agreement, each party shall pay all costs and expenses incurred or to be incurred by, or on behalf of, such party and its Affiliates in negotiating and preparing this Agreement and carrying out the transactions contemplated hereby, including, without limitation, the fees and expenses of attorneys, investment bankers, finders, brokers, accountants and other professionals.

Section 10.12    Notices. Notices hereunder shall be in writing and in tangible form (rather than by e-mail or similar electronic form) and served by certified United States Mail, express overnight delivery, or telecopier, and shall be deemed effective upon receipt. Notices to the Buyer Parties shall be addressed to: c/o Lander Co.,

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Inc., 2000 Lenox Drive, Lawrenceville, NJ 08540, Attention: Joseph Falsetti (Fax: (609) 924-7250), with a copy to Taylor, Colicchio & Silverman, LLP, 99 Park Avenue, Suite 1703, New York, NY 10016, Attention: Stephen B. Silverman, Esq. (Fax: (212) 661-5060). Notices to the Sellers shall be addressed to: Playtex Products, Inc., Attention General Counsel (Fax: (203) 341-4080), with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, Attention: Mark A. Underberg, Esq. (Fax: (212) 757-3990).

Section 10.13    Remedies; Specific Performance. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party shall be cumulative with and not exclusive of any other remedy contained in this Agreement, at law or in equity and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without proving actual damages or posting a bond or other security), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.14    Guaranty of Seller A. For good and valuable consideration, the receipt and adequacy of which are acknowledged, Seller A hereby guarantees the full and punctual payment and performance by Seller B and Seller C of all the representations, warranties, covenants and agreements of Seller B and Seller C (including, without limitation, indemnification obligations) contained in this Agreement and the other Transaction Documents (collectively, the “Seller Obligations”). The guaranty set forth in this Section 10.14 (the “Seller Guaranty”) is a continuing, irrevocable and unconditional guaranty of payment and performance, and, without limitation, is not conditioned or contingent upon any effort to attempt to seek payment or performance from Seller B or Seller C or upon any other condition or contingency. If Seller B or Seller C at any time shall fail to pay or perform the Seller Obligations, Seller A shall immediately upon written notice effect complete payment and performance of the Seller Obligations. The Buyer Parties shall not be required to first pursue any right or remedy against Seller B or Seller C. This Seller Guaranty shall extend to and cover every extension or renewal of, and every obligation accepted in substitution for and every modification of any Seller Obligation guaranteed hereby. No delay on the Buyer Parties’ part in exercising any right under this Section 10.14, or in taking any action to collect or enforce any Seller Obligation hereby guaranteed, shall operate as a waiver of any such right or in any manner prejudice the Buyer Parties’ rights against Seller A. Seller A hereby waives any requirement that the Buyer Parties exhaust any right or take any action against Seller B or Seller C; provided, however, if at any time subsequent to the receipt of payment from Seller A with respect to a Seller Obligation pursuant to this Section 10.14, the Buyer Parties receive payment from Seller B or Seller C with respect to such Seller Obligation, the amount of such payment shall promptly be repaid by the Buyer Parties to Seller A. The liability of Seller A under this Seller Guaranty shall not be impaired, abated, diminished, modified or otherwise affected by any event, condition, occurrence,

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circumstance, proceeding, action or failure to act whatsoever, including, but not limited to: (a) any increase in, or modification, compromise, settlement, adjustment or extension of, the Seller Obligations; (b) any waiver, consent, indulgence, forbearance, lack of diligence, action or inaction on the part of the Buyer Parties in enforcing the Seller Obligations; (c) any bankruptcy, insolvency, reorganization, arrangement, or similar proceeding involving or affecting Seller B or Seller C; or (d) the invalidity or unenforceability of this Agreement or any other document. The obligations and liability of Seller A under this Seller Guaranty are independent of the obligations and liability of Seller B and Seller C. Seller A may be joined in any action or proceeding commenced by the Buyer Parties against Seller B or Seller C based upon or in connection with the Seller Obligations. Seller A shall pay or reimburse the Buyer Parties in accordance with this Agreement for all costs and expenses (including, but not limited to, reasonable attorneys’ fees and expenses and court costs) incurred by the Buyer Parties in enforcing and collecting on the obligations and liability of Seller A under this Seller Guaranty and the Seller Obligations. Seller A waives all notices that otherwise may be necessary, whether by statute, rule of law or otherwise, to charge Seller A or to preserve the Buyer Parties’ rights and remedies against Seller A under this Seller Guaranty. No right or benefit in favor of the Buyer Parties shall be deemed waived, no obligation or liability of Seller A under this Seller Guaranty shall be deemed amended, discharged or otherwise affected, and no provision of this Seller Guaranty may be amended, except by an instrument in writing signed by each of Seller A and the Buyer Parties. The provisions of this Section 10.14 shall survive any termination of this Agreement and the Closing.

Section 10.15    Guaranty of the Buyer Guarantor. For good and valuable consideration, the receipt and adequacy of which are acknowledged, the Buyer Guarantor hereby guarantees the full and punctual payment and performance by the Buyer and Lander of all the representations, warranties, covenants and agreements of the Buyer and Lander, as applicable (including, without limitation, indemnification obligations), contained in this Agreement and the other Transaction Documents (collectively, the “Buyer Obligations”). The guaranty set forth in this Section 10.15 (the “Parent Guaranty”) is a continuing, irrevocable and unconditional guaranty of payment and performance, and, without limitation, is not conditioned or contingent upon any effort to attempt to seek payment or performance from the Buyer or Lander or upon any other condition or contingency. If the Buyer or Lander at any time shall fail to pay or perform the Buyer Obligations, the Buyer Guarantor shall immediately upon written notice effect complete payment and performance of the Buyer Obligations. The Sellers shall not be required to first pursue any right or remedy against the Buyer or Lander. This Parent Guaranty shall extend to and cover every extension or renewal of, and every obligation accepted in substitution for and every modification of any Buyer Obligation guaranteed hereby. No delay on the Sellers’ part in exercising any right under this Section 10.15, or in taking any action to collect or enforce any Buyer Obligation hereby guaranteed, shall operate as a waiver of any such right or in any manner prejudice the Sellers’ rights against the Buyer Guarantor. The Buyer Guarantor hereby waives any requirement that the Sellers exhaust any right or take any action against the Buyer or Lander, as applicable; provided, however, if at any time subsequent to the receipt of payment from the Buyer Guarantor with respect to a Buyer Obligation pursuant to this Section 10.15,

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the Sellers receive payment from the Buyer or Lander with respect to such Buyer Obligation, the amount of such payment shall promptly be repaid by the Sellers to the Buyer Guarantor. The liability of the Buyer Guarantor under this Parent Guaranty shall not be impaired, abated, diminished, modified or otherwise affected by any event, condition, occurrence, circumstance, proceeding, action or failure to act whatsoever, including, but not limited to: (a) any increase in, or modification, compromise, settlement, adjustment or extension of, the Buyer Obligations; (b) any waiver, consent, indulgence, forbearance, lack of diligence, action or inaction on the part of the Sellers in enforcing the Buyer Obligations; (c) any bankruptcy, insolvency, reorganization, arrangement, or similar proceeding involving or affecting the Buyer or Lander; or (d) the invalidity or unenforceability of this Agreement or any other document. The obligations and liability of the Buyer Guarantor under this Parent Guaranty are independent of the obligations and liability of the Buyer or Lander. The Buyer Guarantor may be joined in any action or proceeding commenced by the Sellers against the Buyer or Lander based upon or in connection with the Buyer Obligations. The Buyer Guarantor shall pay or reimburse the Sellers in accordance with this Agreement for all costs and expenses (including, but not limited to, reasonable attorneys’ fees and expenses and court costs) incurred by the Sellers in enforcing and collecting on the obligations and liability of the Buyer Guarantor under this Parent Guaranty and the Buyer Obligations. The Buyer Guarantor waives all notices that otherwise may be necessary, whether by statute, rule of law or otherwise, to charge the Buyer Guarantor or to preserve the Sellers’ rights and remedies against the Buyer Guarantor under this Parent Guaranty. No right or benefit in favor of the Sellers shall be deemed waived, no obligation or liability of the Buyer Guarantor under this Parent Guaranty shall be deemed amended, discharged or otherwise affected, and no provision of this Parent Guaranty may be amended, except by an instrument in writing signed by each of the Buyer Guarantor and the Sellers. The provisions of this Section 10.15 shall survive any termination of this Agreement and the Closing.

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IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first above written.

PLAYTEX PRODUCTS, INC.

By:	/s/ Kris Kelley

Name: Kris Kelley

Title: Vice President & General Counsel

PLAYTEX MANUFACTURING, INC.

By:	/s/ Kris Kelley

Name: Kris Kelley

Title: Vice President & General Counsel

PERSONAL CARE GROUP, INC.

By:	/s/ Kris Kelley

Name: Kris Kelley

Title: Vice President & General Counsel

LANDER INTANGIBLES CORPORATION

By:	/s/ Joseph A. Falsetti

Name: Joseph A. Falsetti

Title: President & Chief Executive Officer

LANDER CO., INC.

By:	/s/ Joseph A. Falsetti.

Name: Joseph A. Falsetti

Title: President & Chief Executive Officer

CENUCO, INC.

By:	/s/ Joseph A. Falsetti

Name: Joseph A. Falsetti

Title: President &Chief Executive Officer

EXHIBIT A

CHUBS EXCLUDED COUNTRIES

Afghanistan

Algeria

Bahrain

Comoros

Egypt

Iran

Iraq

Jordan

Kuwait

Lebanon

Libya

Morocco

Oman

Palestinian Authority

Qatar

Saudi Arabia

Sudan

Syria

Tunisia

United Arab Emirates

Western Sahara

Yemen

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EXHIBIT B

INVENTORY VALUATION METHODOLOGY

FINISHED GOODS*

100% of standard production cost

WIP*

100% of standard production cost

OTHER COMPONENTS, RAW MATERIALS, SUPPLIES*

100% of actual cost

*All obsolete or discontinued finished goods (defined as items that are no longer included on Playtex’s current price list) are valued at 50% of standard production cost. All components, raw materials and supplies deemed obsolete (finished goods will not be produced) are valued at $0.

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